Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Reference is made to the announcement of the Company dated 15 November 2018 in respect of the non-renewal of its SkyTeam Membership Agreement.

The board of directors (the “Board”) of the Company wishes to inform its shareholders and potential investors that the Company will have completed all transitional work for its withdrawal from SkyTeam Alliance by 31 December 2019 and will officially leave the SkyTeam Alliance on 1 January 2020. Through bilateral cooperation, the Company will continue to maintain code-share partnerships with its existing SkyTeam partners and frequent flyer cooperation will be continued with Aeroflot, Aerolineas Argentinas, Air Europa, Air France, Alitalia, China Airlines, Czech Airlines, Delta Air Lines, KLM Royal Dutch Airlines, Korean Air, Middle East Airlines, Saudia, Vietnam Airlines and Xiamen Airlines (together, the “SkyTeam Partners”). China Southern Sky Pearl Club members will continue to be entitled to mileage accrual, redemption and elite member services when flying with the SkyTeam Partners.

Further, from (and including) 1 January 2020 onward, the Company will officially launch its “CZ Priority” service brand to substitute the use of “SkyPriority” on its own flights. This new program will ensure that the privileges of all the gold and silver card holders of the Company as well as those of the Elite/ Elite Plus members of the SkyTeam Partners will remain unaffected when they fly with the Company, including priority check-in, priority luggage drop-off, priority boarding and access to VIP lounges, etc.. For additional information concerning the Company’s cooperation with its varied airline partners, please visit the official website of China Southern Sky Pearl Club. The Company continues to be committed to its decades-long “Customer First” philosophy, joining hands with its partners to create additional travel value for the passengers. In addition to its SkyTeam airline partners, the Company has accelerated the expansion of its global “circle of friends” by establishing bilateral code-share partnership with American Airlines, British Airways, Emirates, Finnair, Japan Airlines, Qantas and Qatar Airways. These long-standing airline relationships push forward the Company’s global network, through which passengers can travel to all major destinations around the world when flying with the Company and its partners. The Company began comprehensive frequent flyer cooperation with American Airlines on 20 March 2019, and signed a joint venture cooperation agreement with British Airways on 17 December 2019, with frequent flyer cooperation expected to go live in June 2020.

The Company is of the view that the commercial decision mentioned above will not have any material impact on the business operations of the Company.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

24 December 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.